NORTHERN ABITIBI MINING CORP.

SUITE 500 [redacted] S.W., CALGARY, ALBERTA, T2P 0N7
403.266.2606



NEWS RELEASE JUNE 1, 2010

News Release: 10-10 Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES 97% GOLD RECOVERY FROM PRELIMINARY METALLURGICAL TEST WORK AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce extremely positive results from preliminary metallurgical test work on mineralized drill core from the Viking gold project, Newfoundland.

Metallurgical testing was conducted on a single composite sample of representative drill core from the Viking project by Met-Solve Laboratories Inc. of Burnaby, British Columbia. The objectives of the metallurgical test work were to obtain a better understanding of the metallurgical characteristics of the mineralization at Viking and to identify any potential metallurgical difficulties at an early stage. The test work included screen analysis to determine average free gold particle size, preliminary grind size versus recovery studies, and determination of gravity recoverable gold and gold recovery by bottle roll cyanide leaching.

Highlights from the test work include:

- Gold recovery of 97% was achieved by cyanide leaching of a 59 micron grind size;
- Gold recovery of 95% was obtained with a combination of gravity separation and cyanide leaching at a 59 micron grind size;
- Gold recovery of 86% was obtained with a combination of gravity separation and cyanide leaching at a coarser grind size of 258 microns;
- 70% of the gold is gravity recoverable at a 97 micron grind size;
- Results indicate even higher gravity recoveries could be possible with further optimization;
- The gold mineralization is not refractory and should be amenable to standard ore processing techniques.

Dr. Shane Ebert, President of the Company commented "This preliminary metallurgical test work is extremely positive and has confirmed the high degree of free gold contained within the Viking mineralization. During crushing and grinding of the sample it was apparent that the material was comparatively hard, as expected for granite-gneiss hosted mineralization. Further testing will be required to provide definitive metallurgical characteristics along the entire Thor Trend, however, these initial results give us the confidence to continue defining resources knowing the mineralization is amenable to standard ore processing techniques. The high percentage of gravity recoverable gold in the sample has favourable implications for any future mining operation as gravity recovery of gold is generally accepted as the lowest cost method of processing gold ore."

Exploration Update

A second drill rig has arrived on site and has started drill testing the southern portion of the Thor Trend. To date over 1040 meters of core have been drilled and 8 core holes have been completed as part of the ongoing 2010 exploration program.

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drill programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.